Filed by Telemar Norte Leste S.A.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Brasil Telecom Participações S.A.

Commission File No.: 001-14477

TELE NORTE LESTE PARTICIPAÇÕES S.A. CNPJ/MF No. 02.558.134/0001-58 NIRE 33 3 0026253 9 COMPANHIA ABERTA	TELEMAR NORTE LESTE S.A. CNPJ/MF No. 33.000.118/0001-79 NIRE 33 3 0015258 0 COMPANHIA ABERTA

MATERIAL FACT

Tele Norte Leste Participações S.A. (“TNL”) and Telemar Norte Leste S.A. (“Telemar”), in compliance with CVM Instruction No. 358/02 and following the notices of Material Fact and Notice to the Market disclosed on April 25, 2008 and November 21, 2008, respectively, regarding the acquisition of indirect shareholding control of Brasil Telecom Participações S.A. (“Brasil Telecom Holding”) and Brasil Telecom S.A. (“Brasil Telecom”), hereby inform the Brazilian Securities Commission (Comissão de Valores Mobiliários), their shareholders and the market of the following:

1)	The Board of Directors of the Brazilian Telecommunications Agency (Agência Nacional de Telecomunicações – ANATEL), by Act 7,828, of December 19, 2008, (the “Act”) issued its prior approval of the acquisition of the share control of Brasil Telecom Holding and Brasil Telecom by Telemar or its subsidiaries. The Act in its complete form, with the conditions established by Anatel was published, on today’s date, in the Diário Oficial da União – Section 1 and is available at TNL’s headquarters, located at Rua Humberto de Campos, 425, 8th floor, and Telemar’s website (www.telemar.com.br/ri).

2)	As a result of Anatel’s grant of prior approval, the procedures anticipated in the Stock Purchase Agreement entered into on April 25, 2008 (the “Agreement”) for the transfer of shares will be implemented on the 10th business day following the publication in the Diário Oficial of the Act of Anatel.

3)	Upon the effective acquisition of control of Brasil Telecom Holding and Brasil Telecom, a public offer to purchase the common shares of Brasil Telecom Holding and Brasil Telecom held by the minority shareholders of these companies will be filed with the CVM within a period of 30 days, in accordance with the terms of CVM Instruction No. 361/02, at an offer price equivalent to 80% of the amount paid for each control share, as required by art. 254-A of the Brazilian Corporation Law.

4)	Anatel also gave its prior consent for certain subsequent corporate actions, referring to the mergers (incorporação das empresas), or share exchanges (incorporação das ações), of the companies Invitel, Solpart and Brasil Telecom Holding into Telemar.

Rio de Janeiro, December 22, 2008

TELE NORTE LESTE PARTICIPAÇÕES S.A.

TELEMAR NORTE LESTE S.A.

Alex Waldemar Zornig

Investor Relations Officer

Additional Information and Where to Find It:

This Material Fact is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell any shares of Brasil Telecom Participações S.A. (“BRTP”) or Brasil Telecom S.A. (“BRTO”). The proposed tender offers for the outstanding common shares described in this Material Fact have not commenced.

Any offer to purchase or the solicitation of an offer to sell any common shares of BRTP or BRTO will be made only pursuant to offers to purchase and related materials that Telemar Norte Leste S.A. (“Telemar”) intends to file with the U.S. Securities and Exchange Commission (the “Commission”) upon commencement of these offers. Telemar urges shareholders who are eligible to participate in these tender offers to carefully read the offers to purchase and related materials relating to the offer or offers in which they are eligible to participate when they become available and prior to making any decisions with respect to that tender offer as these documents will contain important information about that tender offer.

Following the filing with the Commission of the offers to purchase and related materials relating to the offers for the common shares of BRTP and/or BRTO, or any other tender offer materials related to the offers for the common shares of BRTP and/or BRTO, shareholders of BRTP and BRTO will be able to obtain the filed documents free of charge on the Commission’s website at www.sec.gov or from Telemar.

This Material Fact is also being made in respect of a proposed merger (incorporação) of BRTP with and into Telemar. In connection with the proposed merger of BRTP with and into Telemar, Telemar plans to file with the Commission (1) a registration statement on Form F-4, containing a prospectus which will be mailed to the shareholders of BRTP, and (2) other documents regarding the proposed merger. Telemar urges investors and security holders to carefully read the relevant prospectus and other relevant materials when they become available as they will contain important information about the proposed mergers. Investors and security holders will be able to obtain the documents filed with the Commission regarding the proposed mergers, when available, free of charge on the Commission’s website at www.sec.gov or from Telemar.

Special Note Regarding Forward-Looking Statements:

This Material Fact contains certain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Undue reliance should not be placed on such statements. Forward-looking statements speak only for the date they are made, and we undertake no obligation to publicly update any of them in the light of new information or future events.